SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CRITICISES AER LINGUS RESULTS AND CALLS AGAIN FOR REMOVAL OF
UNJUSTIFIED FUEL SURCHARGES

Ryanair, Aer Lingus's largest shareholder today (Friday, 29
th
 August 2008) expressed its concern at the half year results reported by Aer Lingus yesterday.  Ryanair is deeply concerned that Aer Lingus (despite a reasonably good fuel hedging position in 2008) appears to be forecasting a loss of some €70m in the current year and that these losses may increase to over €100m in 2009.

Whilst Aer Lingus will doubtless continue to ignore the views of its largest shareholder, Ryanair calls upon the Board and Management of Aer Lingus to review its current strategy as follows:

  Ryanair believes that Aer Lingus should
  scrap its unjustified fuel surcharges
  .  It makes no sense for Aer Lingus to lose long-haul traffic to competitor airlines because of its unjustified fuel surcharges, which have increased six times since October 2006 (when Ryanair committed to scrapping these unnecessary fuel surcharges). The fact that Aer Lingus's long-haul load factor has collapsed from 77% to 67% in the half year demonstrates that this fuel surcharging policy has failed and should be reversed.

  Ryanair believes that Aer Lingus's
  Belfast base has been a financial failure
  . As the attached CAA traffic statistics (Jan-June 2008) confirm, Aer Lingus's load factor at its Belfast base is an uneconomic 50%. Some of Aer Lingus's Belfast load factors are truly awful, with Paris at 31%, Amsterdam at 36% and Nice a very poor 38%. In all cases it would appear that Aer Lingus's load factor is considerably lower than that of Easyjet or Jet2, its competitors at Belfast International Airport.

  Ryanair believes that Aer Lingus's
  cost reduction strategy (PCIO7) has been an abject failure
  . Aer Lingus's interim results confirm that its employees have received €17.6m in "compensation" for claimed productivity improvements, yet staff costs on a per passenger basis have increased during the last half year. It's hard to believe that paying out €17.6m in "compensation" for unverified productivity improvements is a sensible use of management time or shareholders money.

  Ryanair believes that
  the current Board or Management of Aer Lingus cannot deliver "fundamental changes in the operating cost base"
   when over the past 12 months this Board and Management have almost trebled its Directors fees from €17,500 p.a. to €45,000 p.a. for each director (incl. many political appointees and senior trade unionists).  Worse still the Non Executive Chairman's fees have mushroomed fivefold from €35,000 in 2006 to €175,000 in 2007. Can any Board whose total cost has almost doubled in the last year from €1.4m in 2006 to €2.2m in 2007 really be capable of delivering a "fundamental change in our operating cost base".

Commenting today, Ryanair's Spokesman, Stephen McNamara said:

"These half year results from Aer Lingus conclusively supports Ryanair's belief that its 2006 takeover strategy for Aer Lingus was the right one. Ryanair promised to reduce Aer Lingus's fares, scrap Aer Lingus's fuel surcharges and reduce Aer Lingus's costs in order to secure the future of Aer Lingus within one strong Irish airline group.

"As the current wave of European airline mergers and takeovers gathers pace, it is clear that Aer Lingus is being marginalised on the sidelines of European aviation, losing money, with no apparent strategy to return to profitability. Its independence strategy, which over the past year has delivered higher fares, a sixfold increase in its fuel surcharges, route closures in Ireland,  and a lurch to substantial losses has failed its customers, its staff and has we believe failed to secure Aer Lingus's long-term viability".

Ends.                    Friday, 29
th
 August 2008

For further information
please contact:            Stephen McNamara                                      Pauline McAlester
                                     Ryanair Ltd                                                    Murray Consultants
                                     Tel: +353-1-8121212                                      Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  01 September 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director